J.B. HUNT TRANSPORT, INC

January 10, 2006

Via Electronic Filing:  Label:  corresp

Mr. David R. Humphrey

Branch Chief-Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Division of Corporation Finance

Washington, DC  20549-0305

RE:    J.B. Hunt Transport Services, Inc.

Form 10-K for the year ended December 31, 2004

File No.  000-11757

Dear Mr. Humphrey:

This letter is in response to your examination of our Form 10-K for the year ended December 31, 2004 and your letter dated December 29, 2005.  Your comments and questions have been duplicated for your convenience directly above our response.

Form 10-K For the Fiscal Year Ended December 31,2004

Item 7- Management Discussion and Analysis, page 12

1.     It appears that fuel surcharges had a material effect on segment revenues.  Since the effect of these charges varies greatly from amongst segments, please consider revising your MD&A to include a table that details revenues derived from fuel surcharges and “base” revenues, for each of your reportable segments, as well as the changes from period to period.

Response:

Fuel surcharges may indeed have a material effect on the comparability of business segment revenues between reporting periods.  As a result, we have, for a number of years, disclosed the percentage change between periods of each of our business segment’s revenue, both including and excluding fuel surcharge (FSC) revenue.  In doing so, we believe we have satisfied the requirements of S-K Item 303 (a)(3)(iii).  The staff should note that we have disclosed this percentage change in revenue by segment in all Form 10-K and Form 10-Q filings for a number of years.

However, the suggestion that we include a table that details specific FSC and “base” revenue by segment raises some additional issues.  We believe that disclosing the actual dollar amount of FSC revenue by segment would not provide meaningful additional information to investors and that such disclosure would create an unfair reporting burden on our Company, relative to our competition.  The primary reason for this injustice relates to our consistent acknowledgement and disclosure of business segment information.  Since 1998, we have acknowledged our responsibility to report revenue, total assets, depreciation and operating income by business segment and have done so in all of our Form 10-K and Form 10-Q filings.  However, many of our publicly-held truckload competitors have elected to “aggregate” their operations in accordance with SFAS No. 131 and not report segment information.  The combination of our responsible position on reporting business segment information and disclosing FSC and base revenue would result in an unfair burden on and substantial competitive disadvantage to us.

Item 8-Financial Statements and Supplementary Data

Consolidated Statement of Earnings, page 32

2.     Consistent with the reporting treatment presented by other trucking companies and the fact that “fuel surcharge” revenues appear to vary materially from period-to-period, we believe you should separately classify these revenues from your “base” revenues on the consolidated statements of operations.

Response:

A review of the Form 10-K’s for the year ended December 31, 2004, filed by eight of the larger publicly-held truckload transportation carriers revealed that only three of the eight separately classified FSC revenue on their income statements.  We also believe that our current reporting treatment and presentation of revenue is in compliance with Regulation S-X, Rule 5-03, since FSC revenue and each additional component of revenue is less than 10 percent of total consolidated revenue. While we believe we are in total compliance with all applicable regulations, we will continue to monitor the impact of FSC revenue and consider revisions in future filings.

Note 1-Business, page 35

3.     You state that you are one of the largest logistics companies in North America.  However, based on the disclosures on page 47, you contributed your entire logistics segment and all related intangible assets to acquire a 27% interest in Transplace Inc.  Therefore, it would appear that you are no longer in the transportation logistics business.  Please advise or revise to clarify.

Response:

Our statement on page 35 is that we are “one of the largest truck-load transportation and logistics companies in North America”.  This statement is accurate.  Our statement on page 47 is that in March 2000, we contributed “all of our non-asset based logistics business” into Transplace, Inc.  This statement is also accurate.

The term logistics as typically used in the transportation business refers to the practice of offering or providing logistics management, systems, expertise and services in such a manner that a customer is able to totally “outsource” this supply chain management function.  We frequently provide our customers (particularly our dedicated segment customers) with the opportunity to totally outsource their entire transportation function to us.  We may use our own asset-based operations and fleets to transport this freight or we may arrange for third parties (e.g. Transplace, Inc., railroads, dray carriers or unrelated truckload carriers) to move the freight.  Providing these “one-stop” broad transportation management, systems and services clearly qualifies us as a logistics company.

Note 2-Summary of Significant Accounting Policies

Property, Plant and Equipment, page 36

4.     Please tell us your spare parts and supplies balance as well as how you classify these amounts on your statement of position.  If material, revise future filings to disclose your accounting policy regarding spare parts and supply within the notes to the financial statements.

Response:

Details of our spare parts and supplies balances at December 31, 2004 and 2003 were as follows (in thousands):

	December 31
	2004	2003

Tractor parts	$4,539	$4,640

Trailer parts	1,837	1,427

Tires	2,536	1,932

Fuel	479	368

Oil and grease	200	186

Load securement materials	101	87

Inventories*	$9,692	$8,640

* Total amounts per this line-item classification on our Consolidated Balance Sheets in Form 10-K for year ended December 31, 2004

As shown above, spare parts and tires are not material to our Consolidated Balance Sheets at December 31, 2004 and 2003.  Total inventories as classified as a separate line item on our balance sheets represented approximately 2.0% of total current assets and less than 1% of total assets at December, 31, 2004 and 2003.  The cost of spare parts are expensed each month as used.

Revenues Recognition, page 36

5.     Based on disclosures on page 7, approximately 11% of your tractor operators are independent contractors.  As such, please tell us how you structure these arrangements and whether you account for them on a “net” or “gross” basis, in accordance with EITF 99-19.  Additionally, please expand your revenue recognition policy to specifically detail whether you account for these arrangements on a “net” or “gross” basis.

Response:

Our typical arrangement with an independent contractor (IC) involves one driver and one tractor and an agreement that the IC transport freight in our trailing equipment and exclusively for us during a specified period of time.  ICs are typically paid a rate for each mile traveled, including an amount for fuel expense, which rate may be adjusted weekly based on changes in regional and national fuel costs.  Our freight which is transported by ICs is managed in the exact same manner as freight moved by company employees, whereby the Company acts as the principal and bills the entire freight charge to the customer.  We are also at risk for the loss of the cargo.

We account for our IC transactions on a “gross” basis, whereby all revenue (including FSC revenue) billed to customers is classified as operating revenue and all payments to ICs for services provided (including fuel expense) are classified as purchased transportation expense.  Based on our review of EITF 99-19 and the fact that we are the primary obligor and have credit risk for the revenue billed to the customer, we believe that our gross basis accounting for revenue and purchased transportation expense is correct.

Our method of recognizing revenue related to freight transported by ICs is the same as freight moved by company-owned tractors.  We will expand our disclosure in future filings of our revenue recognition and IC accounting policies regarding the net or gross basis in accordance with EITF 99-19.

6.     Please tell us, in detail, the nature of the contract agreements within your dedicated contract services segment and how they differ from those in other segments.

Response:

Our dedicated contract services business is similar to our dry-van and intermodal business in a number of ways.  The freight that we transport is predominately full truckload.  The primary difference in the dedicated business is the assignment of drivers and revenue equipment to a specific customer.  Each of our current dedicated contract agreements, which total approximately 275, may be unique and specifically tailored to our customer’s requirements.  However, our typical agreement involves a small number of administrative personnel, a group of drivers and specific revenue equipment.  While the range of services provided may vary substantially by customer, revenue is frequently associated with fixed charges per week and variable charges per mile, per hour or per unit of work.  In certain situations we may “outsource” work or freight movements to unrelated parties.  In the majority of these arrangements we bill our customers for these outsourced services and we pay the third party for these services.  Contract agreement terms usually range from one to five years, with two to three year terms being typical.

Freight movements in our dry-van truckload and intermodal business segments may or may not be associated with written agreements.  The nature of most of this business is more random and the freight is typically not transported by assigned drivers and specific revenue equipment.  We do frequently execute written agreements with customers, but these agreements are far more generic than most dedicated contracts and freight charges are typically specified as a rate per mile or a flat charge by movement.  Contract terms in these two segments are frequently one year in length and typically do not contain fixed charges.

In addition to our comments above, we hereby acknowledge that:

•      we are responsible for the adequacy and accuracy of disclosures in all of our filings with the SEC;

•      SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerry W. Walton

Jerry W. Walton
Executive Vice President, Finance and
Administration,
Chief Financial Officer